Larry B. Smith
AMEC E&C Services, Inc.
780 Vista Boulevard, Suite 100
Sparks, Nevada 89434
Tel.: 775-331-2375
Fax.: 775-331-4153
Email: larry.smith@amec.com

Consent of Author

To:

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilieres du Quebec

Nunavut Legal Registry

Officer of the Administrator, New Brunswick

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Registrar of Securities, Government of the Yukon Territories

Securities Registry, Government of the Northwest Territories

AND TO:

Arizona Star Resource Corp.

This letter is being filed as the consent of Larry B. Smith of AMEC E&C Services, Inc. to being named in Arizona Star Resource Corp.’s annual information form (the “AIF”) for the year ended April 30, 2007 and to the inclusion of reference to the following report (the “Report”) in the AIF and of extracts from, or a summary of, the Report in the written disclosure contained in the AIF:

“Technical Report, Cerro Casale Project, Chile dated 22 August 2006”

I hereby confirm that I have read the written disclosure from the Report in the AIF and the section Description of the Company’s Main Property fairly and accurately represents the information in the Report that supports the disclosure.

Dated this 30th day of July, 2007. Sincerely,

Larry B. Smith

AMEC E&C Services, Inc.